CERTIFICATIONS

I Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the principal owner and president of BRS Inc., 1225 Market, Riverton, Wyoming 82501.

2.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974.

3.	I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon, and a licensed Professional Geologist in Wyoming.

4.	I have worked as an engineer and a geologist for a total of 32 years.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the entire Technical Report entitled “JAB Uranium Project, Sweetwater County, Wyoming” prepared for Energy Metals Corporation and dated July 14, 2006.

7.	I have prior working experience on the property as stated in the report.

8.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that would affect the conclusions of this report that is not reflected in the Technical Report.

9.	I am independent of the issuer applying all of the tests in NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Signed and Sealed
July 14, 2006

Douglas L. Beahm